

November 9, 2011

<u>Via E-mail</u>
Paul O. Koether, Chief Executive Officer
Kent International Holdings, Inc.
5305 Miramar Lane
Colleyville, Texas 76034

  Re: Kent International Holdings, Inc.
     Amendment No. 2 to Form 8-K
     Filed October 28, 2011
     Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010
     Filed October 13, 2011
     File No. 000-20726

Dear Mr. Koether:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ David Link for

          John Reynolds
          Assistant Director